William Blair & Company, L.L.C.
222 West Adams Street
Chicago, Illinois 60606
November 6, 2007
VIA EDGAR TRANSMISSION
VIA FACSIMILE
Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549-3720

Re:	American Public Education, Inc. Registration Statement No. 333-145185
Ladies and Gentlemen:
          Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as Representative of the several underwriters, wish to advise you that the following preliminary prospectuses dated October 29, 2007 (contained in the above-named Registration Statement) have been distributed between October 29, 2007 and the date hereof:

Class	Quantity

Underwriters	125
Domestic Institutional Investors	1256
International Institutional Investors	196
Retail	3206

Total	4783
          In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of American Public Education, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective under Rule 430A at 3:30 p.m. (Washington, D.C. time) on November 8, 2007 or as soon as possible thereafter.
          Thank you for your assistance in this matter.

Very Truly Yours,

WILLIAM BLAIR & COMPANY, L.L.C.
As Representative of the Several Underwriters

By:	WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Scott Patterson

Name:	Scott Patterson
Title:	Principal